LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

April 14, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Funds II

Securities Act File No. 333-142592

Investment Company Act File No. 811-22061

Post-Effective Amendment No. 28

Ladies and Gentlemen:

On behalf of BlackRock Funds II (the “Trust”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 28 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act in order to add a new series to the Trust, the BlackRock Floating Rate Income Portfolio (the “Fund”).

On or around June 29, 2010, the Trust will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi

Edward Gizzi

Enclosures

cc:	Denis Molleur
Maria Gattuso